FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  June 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

June 9, 2006

The Registrant updates its shareholders on its exploration activities on the Yangshan area projects in Southern Gansu Province, China. And the resignation of Mr. Robert S. Tyson as Vice President Corporate Development.

2.

Exhibits

2.1

News Release dated June 9, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/William Meyer

Date:    June 9, 2006

William Meyer

Chairman & Director

Exhibit 2.1

TSX: MMM AMEX: MMK
For Immediate Release	June 9, 2006

NEWS RELEASE

MINCO OUTLINES SIGNIFICANT GOLD ANOMALIES

ON THE YANGSHAN GOLD BELT

Minco Mining & Metals Corporation (TSX: MMM   AMEX: MMK) (the "Company") is pleased to update its exploration activities on its gold projects on the Yangshan gold belt in Southern Gansu Province, China. A regional mapping and detailed stream sampling program was completed over an area of 913 Sq km with 3036 stream sediment samples collected. The program is focused on 13 wholly owned exploration licenses in the Qinling Gold Triangle on or near the Yangshan Gold Belt. 45 zones anomalous in gold (Au), silver (Ag), antimony (Sb), or arsenic (As) have been identified in three groupings of licences.

Yangshan Project Area

The geochemical data in Minco’s stream sediment sampling program at the northeast extension of the Anba gold deposit, outlines 20 composite anomalies of Au, As, Sb or Ag which have been delineated in the survey area.  The gold anomalies coincide with strong As and Sb values located in a Devonian clastic rock unit closely associated with a regional arcuate fault structure.  The structural and geological setting and geochemical features of these anomalies are comparable to those of the known areas of gold mineralization along the Yangshan gold trend.

Yejiaba Project Area

14 composite anomalies in stream sediment samples have been delineated in the Yejiaba project area, a belt parallel to and north of Yangshan.  The largest composite anomaly, the Madigou anomaly, is 23 square kilometers in area and characterized by coincident Au, Ag, As, and Sb values.

Xicheng Project Area

Xicheng Project Area is located at the east extension of the well-known Xicheng Pb-Zn metallogenic belt northeast of Yejiana. 11 composite anomalies have been delineated in the project area. The largest anomaly is about 16 square kilometres in area and consists of coincident Au, Ag, Pb and Zn values. For the Xicheng East area as a whole, good potential for gold, silver, lead and zinc is indicated.

Ten of the most significant anomalies characterized by coincident Au, Ag, As & Sb values in favourable geological terrains have been selected for the first-round follow-up.  The follow-up program has been initiated and will be completed in approximately mid August.  Targets generated by the detailed follow-up programs will be trenched and/or drill tested in the second half of 2006.

The samples above were analyzed for Au, Ag, As. Sb, Bi, Cu, Pb, Zn, W, Mo, Ba and Hg at the central lab of the Institute of Geophysical and Geochemical Exploration in Langfang, Hebei province. Analytical quality was controlled by inserting reference samples and duplicate samples in each 20-sample batch.

The Company also acknowledges the resignation of Mr. Robert S. Tyson as Vice President Corporate Development and wishes to thank Mr. Tyson for his contributions to the Company during his tenure.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

About Minco

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange and the American Stock Exchange (MMM:TSX  AMEX: MMK).  The Company has a portfolio of high quality mineral projects in China and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.  For more information on Minco and our properties, please visit the website at www.mincomining.ca or contact Byron Cox, at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“William Meyer”

Chairman & Director

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in the Company’s Form 20F.  Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.